Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: January 13, 2026

On January 10, 2026, Devin Nunes, CEO of TMTG completed an interview with Jan Jekielek of American Thought Leaders. The transcript is copied below:

Jan Jekielek: Uh, so, you know, you guys are clearly looking at some massive, uh, data center growth or you're predicting it or something like this, because you've gone out and merged with a, a, a fusion generation company. It was one of the most promising, I think, in America, and, I mean, are you, what are you doing here? You're just betting you're gonna be, you know, using a ton of energy, or you're actually looking to, you know, build fusion reactors all over the place. What is the plan? I mean, people were surprised, I think, when they saw this. Although, it's not necessarily that unusual, given the expectations of these, you know, massive data centers that everyone's apparently gonna have.

Devin Nunes: Yeah, I think that's right. So, so let's just go into the, you know, the just the company. So everybody knows us for free speech, and we say free speech on this planet. You know, we give credit where credit's due. Elon also helped by buying Twitter and turning it into X. But what's happened is, is that now AI is really coming, like, is really growing quickly. And it's now, like, when you, if you think of us as the tip of the spear, we're in the tip of the spear, on fighting for freedom of speech. Now, once again, we're at the tip of the spear, because the most important issue, you can have all the technology you want, all the AI, all the data centers, but there's a problem. There's not enough power. Right? So there's not enough power to power these data centers, so much so you have really stupid, naive, elected officials (I think, actually, not naïve, they know what they're doing), who are saying, well, don't, we shouldn't have data centers, put them somewhere else because, you know, they know their anti-energy policies are gonna end this need for power is gonna raise the price of energy. So, Newsome and the guys in California say, “oh, this is not us, it's these data centers. Don't look at us,” you know, so they shift, they shift, blame….

Jan Jekielek: Devin, if I can jump in just for one second, you know, I was at a round. I was invited to a round table around energy, okay? And we just, you know, all sorts of different people, green, not green. Quite a diverse group, okay? And everyone's talking, and it just dawns on me at one point. All they're talking about is precisely what you just said. They're talking about, we're not gonna have enough energy. We're not gonna have enough energy to run all these data centers. Literally, everybody was saying this, okay? And I asked this, I go, “Hey, um, is net, is, is, is net zero dead? Like, is, have we just forgot, like, because, you know, before, we were talking about how to reduce energy consumption massively. This was the topic, right?” And all of a sudden, literally, everybody, wall to wall, is talking, “How do we get enough power? There's not enough power.” And then a couple of days later, you know, we have Bill Gates saying, “Well, maybe the, you know, global warming whole thing, maybe that's a little bit extreme, the way it's been portrayed.” Right? So it's fascinating, right? It's just like this narrative shift at the drop of a hat. Did you notice this?

Devin Nunes: Oh, yeah, absolutely. I mean, so a lot of people ask you, how did you get involved in energy issues? Well, especially nuclear power. So I was early on in my career, I spent a lot of time on these energy issues, especially nuclear. So I had actually introduced legislation that would have allowed for the construction of an additional 200 reactors of the traditional nuclear fission (and we'll get to that) reactors, those, of course, never got built. Fukushima happened, that really took the wind out of the sails of nuclear. But now you're exactly right. All these tech gurus, they're all global warming freaks, and now switch towards them, wait a second, are billions and billions of dollars that we want to make, now rely on energy. They didn't care when it was the farmer out there with the tractor or the manufacturing plant somewhere in the Midwest. You know, you're out in California. Oh, yeah, global warming, virus solar panels, and our windmills and, you know, we're we're all a new economy. We're gonna make billions, and we're gonna show you how to save, make things more efficient. Yeah, you're right, God. It's a narrative shift. That all went out the window because now, like agriculture and other industries that actually make things that matter in this world, now all the yuppies and the tech freaks are all of a sudden, all this stuff that they were, not since they were telling all of us, for they've invented something now with these new massive needs of this AI power. And so, they now have to jump in and say that, oh, we've always been for nuclear. Yeah, we really wanted nuclear. So, anyway, that's, you're 100% right, but what we told the market was when we, you know, we obviously, the mission of our company was, say, free speech, but we're a technology company, and we've proven that we can build very complicated technology. We started looking around, well, what's the, what's still at the tip of the spear? What does this country need to compete globally? Every company, especially every technology company, is in the energy sector one way or another. In fact, the irony of this, you might, one of the larger investors in TAE, they have been around privately funded for nearly 30 years, looking at nuclear fusion, not fission. But Google is one of their larger investors, other energy companies like Chevron, major investors like Stanley Druckenmiller. They've all invested privately into TAE. So when we started looking at the energy sector, knowing that this is the most important issue now at the highest level, where can we, as Trump Media and Technology Group, get involved? We analyzed that sector, we put together a huge war chest, as you know, of Bitcoin assets. And so we've been, you know, kind of cutting edge there, trying to figure out the how to use crypto on Truth Social and Truth Plus. But we wanted to, we looked at, you know, where do we best make these investments? And we looked hard at the energy sector, and then kind of drawing upon my, you know, former experience, being a big supporter of nuclear power. I always thought that fusion was maybe just too far out. But now, I believe, once looking at, there's not very many fusion companies, but then looking at TAE where they've built 5, you know, 5 generations now of reactors, they're now ready to build a sixth. It will be the first in the world to be actually, where you put in, where you get more energy out than what you put in. So, we had, we just released plans that were, you know, merging with, with TAE. We're looking for a site. We put out the site criteria this week, that the first reactor, the commercial reactor would be about 50 megawatt, but with the second reactor that we hope would be on the same site, would be somewhere in that 350 to 500 megawatt range. What does this mean to the common viewer out there that's watching this? If you think of the big nuclear fusion reactors are around 1,000, most of the coal or gas plants are in that 2 to 500 range. So, you know, TAE, working with us, building these reactors, obviously, this has never been done before, so it's got to, you know, there's a lot to be done. But I call it Manhattan Project 2.0, building off of what was done in the first Manhattan Project that led to atomic power. This is, there's nothing more important than making this work. It's essentially clean, cheap power, that everybody prospers by having clean, cheap power. We're going the opposite direction. So, you know, you can have all the AI, all the technology you want, but if you don't have the power, it doesn't matter. And so we've got to get the cost of power down for all Americans, for people all over the world. You’re gonna need a breakthrough in the energy sector, and we're gonna need all the above, by the way. I'm not saying this is, you know, even, even as if we're successful to our fullest extent possible, it's still gonna be a long time before you can build enough of these. So you're gonna need oil, gas, everything, you know, the existing nuclear fission plants. All of that is gonna be absolutely necessary over the next 20 years, but I do believe that nuclear fusion is the answer. It long has been the answer. It’s just there hasn't been a solution yet. It's not like this is, this is not new science. This was known by people, uh, you know, back during the World War II time frame. But it's just being able to contain the plasma in order to produce the electricity. That's been the problem. So, we're, you know, very optimistic about this technology, and I, and this is, this will bring it home for you and the folks at different times, because I know you follow China closely. People ask me, well, who are your competitors? Is it Bill Gates? Is it, you know, Elon Musk, who wants to put, uh, solar panels?

Jan Jekielek: That's right. Up in space, right?

Devin Nunes: Solar panels in space, but data centers in space. By the way, we're probably gonna need to do that, too. Um, but the, there's, people talking about having the smaller modular reactors, like the ones, like the ones that we had in the naval vessels, uh, all of that is gonna be necessary, but the true breakthrough would be, you know, having these 350 to 500 megawatt plants. So who's the competition? The only competition, in my mind, for this company, for our future company is China. That's it. The Chinese have put untold billions into this, and they know that it's now going to be possible to create, to have a nuclear fusion reactor that works, and that's what we're up against. We're really racing against the clock, uh, against against China. So, you know, look, I know it, we solved the free speech problem, and now we're moving on to solve the energy problem and make sure that our country maintains global dominance by being completely, not only being energy independent, but driving prices of energy down for the people in the United States, which I think is a, you know, it's a goal that I've had. Ironically, like I said, for a long time, and now we're in a position to make it happen.

Jan Jekielek: You know, a couple of questions. First one, you know, one thing that the Chinese Communist Party is particularly good at is hacking and stealing sensitive technologies and intelligence. So, how are you dealing with this particular reality, given that you're asserting here that they're your only competitor? I would say that there's a high-risk margin here on this one.

Devin Nunes: Yeah, I mean, look, up to this point, a lot of this has been science projects. Um, large ones, um, and a lot of this information has been shared globally. so that it's out there. The difference with TAE, a lot of this is patented technology. It's a different way of going about the fusion process. I believe just from what I read, you know, it's fake news, legacy media, so you never know. Actually, I saw some that were not fake news that talked about it, but, you know, the Chinese know that this, you know, containing the plasma using lasers is really the, you know, would be the amazing discovery. Um, you know, we believe that we can use boron, which is a readily available. So if we could use boron in these reactors, you're talking about abundant, you wouldn't use much of it. You know, essentially no radioactive material whatsoever. And these, another way to think about it, but these fusion reactors is they're more like, and permitted, as such, like an MRI machine, like what you use in healthcare. And that's why, you know, when we say, look, you know, we only need 20 acres to build the first three reactors. When we released our psych criteria. So, you know, I know that doesn't really answer your kind of question on China, but, you know, I would just say that, you know, having myself and our team that we've assembled here, uh, we know how to keep secrets. I think we will be a big benefit to TAE and making sure that that security is in place. But look, they've been a pretty good job. They have a lot of proprietary technology that, so far, nobody else has, that we are obviously very fond of, and obviously want to keep it out of everybody's hands, not just the Chinese, we need to get this, make this work, and produce and start producing cheap, abundant, clean, safe power.

Jan Jekielek: Well, you know, and I think we've come full circle here, because you, indeed, were very good at making sure that none of that classified information got out until it could be gotten out via the official channels, you know? So I'm hearing you when you say you know how to keep secrets. I just hope you have the, you know, the next level tech expertise to defend against these, um, obvious cyber attacks. I mean, you know, we experience them ourselves constantly, right? They just, uh, in our case, they just want to take us down, right? They're not looking just, I don't think they're looking to steal the secrets necessarily, but...

Devin Nunes: Well, look, I, yeah, you're exactly right, but I like, if anybody I like our odds. If anybody can do it, it's gonna be, you know, it's gonna be us. I mean, look, there's always gonna be cyber attacks. You know, we get them, too. But at the end of the day, you know, we managed to keep Truth Social, Truth Plus, you know, up and going. Um, despite, you know, all the, all the bad actors that want to take us down for one reason or another, but, uh, you know, our beautiful company here, uh, has done a lot for America, a lot for the world, and we're gonna continue to make that happen, and, um, this is, like I said, this has been a, a dream of mine, and many people for a long, long time, to do something that's at the heart, doing it. You can say, freedom of speech is at the heart of everything, but, you know, power is also cheap, abundant power is so important to mankind.

Jan Jekielek: And just, just one little thing here. How does it actually generate these, a similar situation to fission where you're actually eating something, using the nuclear reaction, and then, and then that drives a turbine and creates the electricity, is it the same method?

Devin Nunes: Yeah, I mean, look, at the end of the day, you gotta produce for all these, whether it's gas or oil, what you're doing, is you're creating heat. And then you have to harness that heat. I mean, look, this is so advanced technology that, I mean, that there's, I mean, you could use it, I think, the plan now is, and obviously, this is all such to change as you start to build the first commercial reactor. Once you go the first way, you'll likely innovate in the second one to be different. But you know, the current trajectory is to use a typical, you know, typical, you know, make heat, turn a turbine. Yeah, that's for now. That's the plan. But look, there's, you could watch it. TAE.com. I mean, they actually talk about this on some of the videos that they have there. You know, they do believe there's some other opportunities where you can almost do direct, direct power. So it's quite... I mean, go to TAE.com, you'll see all about it, and, you know, obviously, we're Trump Media Technology Group, DJT is the ticker symbol. But we are a, you know, we haven't been standing still of, you know, doing nothing. We’ve been working on some really big projects, and I know that, you know, Epoch Times has been behind us 110%, and we appreciate that and all your viewers, Jan.

Jan Jekielek: It just struck me that, in a way, we've kind of taken sort of the inverse path, because, so, you know, since we were founded in 2000 to expose the true narrative around communist China, not this Kissinger Doctorate thing, where we were supposed to pump in the cash and they were gonna liberalize, right? That was never gonna happen. We knew that, but it was hard to convince people, okay? But the point was, they were trying to destroy us all along. So when, you know, American media started attacking us, you know, I think it's really started with NBC, like, 2018, 2019. You know, we were horrified, right, that this was happening. At the same time, we had a lot of experience dealing with it in various ways, because we had to deal with the CCP. You guys are kind of the opposite, right? You know, you've been having to deal with kind of, well, let's say, you know, people Americans that don't like you, but now you've graduated to the CCP being very interested in you. So, congratulations.

Devin Nunes: Well, thank you, and we'll, look, we'll continue to fight the good fight here. And I appreciate, uh, everything that Epoch Times has done to try to just be a source of real news and information.

Jan Jekielek: And so, you know, this has been an incredible conversation, a final quick thought as we finish?

Devin Nunes: Look, I think that, you know, like I said, this is a, to do things like this, take a lot of great people, you know, we have a great company with a great shareholder base, you have people committed people, and not only at Trump Media and Technology that have solved this free speech issue. But we've got a, you know, the team at TAE is some of the most awarded scientists and engineers in the world, and this is American technology. And, you know, it's gonna take that type of ingenuity to get something like this done. It's to solve a, a big problem that I think was, you know, the first Manhattan Project, like we talked about, led to that atomic power, um, for, for good or bad, like obviously, there are challenges with nuclear fission, uh, but, you know, we, we put the pause button, as a country, United States on those types of fission reactors, the Chinese did not. The Chinese continued to build coal plants, they continued to build atomic, large atomic generation, fission plants. And now we're playing catchup. And so, you know, join us and be involved and help America stay on top. That's what our company is about.

Jan Jekielek: Well, as I think you know, I'm a huge American exceptionalist, despite being Canadian. Unfortunately, a bit rare, especially these days. I wish you Godspeed, and it's such a pleasure to have had you on.

Devin Nunes: Thanks a lot, Jan, great to be with you, as always.

Thank you all for joining Devin Nunes and me on this episode of American Thought Leaders. I am your host, Jan Jekielek.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.